CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2023 BUDGET AND NEW GHG EMISSIONS REDUCTION TARGET
CALGARY, ALBERTA – NOVEMBER 30, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Tim McKay, commented on the Company's 2023 Budget “Our dedicated teams are focused on safe, reliable, effective and efficient operations throughout our high quality and diverse asset base. Our large, low risk, high value reserves provide us optionality and flexibility to allocate capital to our highest return projects. Our diversified and balanced production maximizes value for our shareholders, as we do not rely on any one commodity type. Our 2023 targeted production mix consists of approximately 44% light and synthetic crude oil ("SCO"), 29% heavy crude oil and 27% natural gas, based on the midpoint of our production guidance range. Our assets have low maintenance capital requirements, and combined with our effective and efficient operations, we drive substantial and sustainable free cash flow, maximizing returns to shareholders through our free cash flow allocation policy.
Our 2023 budget is disciplined, targeted at approximately $5.2 billion, consisting of approximately $4.2 billion in base capital and approximately $1.0 billion in strategic growth capital. In 2023, we target to deliver strong year over year production growth of approximately 56,000 BOE/d, or 4%, over 2022 targeted levels, based on the midpoint of our 2023 production guidance range of approximately 1,330,000 BOE/d to 1,374,000 BOE/d. Our strategic growth capital targets to deliver additional production and capacity growth in years after 2023.
We are committed to supporting Canada's climate goals and continuing to reduce our environmental footprint with our aspirational goal of net zero greenhouse gas ("GHG") emissions in the oil sands. We believe Canadian energy is one of the most responsibly produced sources of energy in the world and should be the preferred energy choice. We have received support from the federal and provincial governments in advancing the Pathways Alliance initiatives, giving Canadian Natural the confidence to progress with an aggressive new GHG emissions reduction target. The new target is to reduce total corporate absolute Scope 1 and Scope 2 GHG emissions by 40% by 2035 from a 2020 baseline. This is in addition to our other robust environmental targets. This aggressive target supports Canada's overall environmental goals and demonstrates we are committed to reducing our overall carbon footprint."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued “In 2022, the Company has effectively allocated capital to its four pillars and delivered significant returns to shareholders through our unique free cash flow policy, while continuing to strengthen our balance sheet throughout the year. With our prudent 2023 capital budget, low maintenance capital requirements and an asset base with long life low decline, high value production, we target to continue to deliver significant free cash flow in 2023 through increasing returns to shareholders and continued balance sheet strengthening.
Our targeted production growth of approximately 56,000 BOE/d in 2023 over 2022 targeted levels delivers an approximate 8% per share growth rate as a result of executing on our free cash flow allocation policy. We will continue to target allocating 50% of free cash flow to share repurchases and 50% of free cash flow to the balance sheet, less strategic growth capital/acquisitions, as defined in our free cash flow allocation policy. Today, we are updating our commitment to provide incremental returns to shareholders when we reach $8 billion in net debt, by stating that when this stated milestone is achieved we intend to allocate 80% to 100% of the Company's defined free cash flow as returns to shareholders."

ESG HIGHLIGHTS
▪Canadian Natural is pleased to see the Pathways Alliance ("Pathways") progressing with government support and looks forward to continuing to work with the Government of Alberta on details of its carbon capture and storage ("CCS") policy. Pathways is progressing with phase 1 of its goal to achieve net zero GHG emissions from the oil sands operations, which includes an interim target to reduce GHG emissions by 22 megatonnes per year by 2030 through carbon capture and storage technology as well as other emission reductions technologies such as solvents, energy efficiency, cogeneration and electrification. Members of Pathways have completed feasibility studies and are advancing engineering work and environment field programs.
▪Canadian Natural is committed to supporting Canada's climate goals and continuing to reduce its environmental footprint and progress with its aspirational goal of net zero GHG emissions in the oil sands. As a result of support from the federal and provincial governments and the progression of the Pathways Alliance, Canadian Natural now has the confidence to progress with an aggressive new GHG target to our existing robust environmental performance targets. Setting a target based on absolute emissions is important to support Canada's overall environmental goals and demonstrates we are committed to reducing our overall carbon footprint.
•New target: 40% reduction in total corporate absolute Scope 1 and Scope 2 GHG emissions by 2035, from a 2020 baseline.
•This is in addition to the other environmental performance targets the Company already has set.
◦50% reduction in absolute methane emissions in the Company's North America E&P operations by 2030, from a 2016 baseline.
◦40% reduction in fresh water intensity in the Company's in situ operations by 2026, from a 2017 baseline.
◦40% reduction in fresh river water intensity in the Company's Oil Sands Mining and Upgrading operations by 2026, from a 2017 baseline.
▪Details of the Canadian Natural’s leading ESG performance can be found in the Company’s 2021 Stewardship Report to Stakeholders on the Company's website at www.cnrl.com.
2023 BUDGET HIGHLIGHTS
Canadian Natural's strategy of maintaining a large, diverse portfolio of high quality assets, including our long life low decline assets, enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. Canadian Natural maintains a high ownership level and operatorship in its properties and extensive infrastructure network and can therefore control the nature, timing and extent of development in each of its project areas.
The Company’s focus on effective and efficient operations drives high return on capital projects that deliver industry leading free cash flow. Our ability to be nimble and flexible with capital allocation decisions within our diverse asset base is a significant competitive advantage as we can allocate capital to the highest return projects without being reliant on any one commodity type, allowing us to maximize value for our shareholders.
2023 Capital Budget
▪The Company's 2023 budget is disciplined, targeted at approximately $5.2 billion, consisting of approximately $4.2 billion in base capital and approximately $1.0 billion in strategic growth capital.
•Canadian Natural’s 2023 base capital is disciplined at approximately $4.2 billion, which targets to provide near-term production growth within 2023.
•In addition, the Company has targeted incremental strategic growth capital of approximately $1.0 billion in 2023 for mid- and long-term strategic growth projects that target to add additional production and capacity growth beyond 2023. The following projects are included in the strategic growth capital:
◦In Conventional E&P, the Company is progressing with long leads for future debottlenecking and expansion growth opportunities and is progressing work for the next phases of development at Espoir and Baobab.
◦In thermal in situ, the Company continues to progress with the development of 5 Steam Assisted Gravity Drainage ("SAGD") pads at Jackfish, Kirby and Pike and 2 Cyclic Steam Stimulation ("CSS") pads at Primrose, with 2023 budgeted strategic growth capital related to the drilling, completion, pipelines and facilities of these pads.

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◦In Oil Sands Mining and Upgrading, the Company is progressing with its reliability enhancement project that is targeted to extend the maintenance cycle from once per year to once every second year.
–This project targets to increase the zero decline, high value SCO production capacity by approximately 5,000 bbl/d starting in 2023. In 2025, production capacity increases to approximately 14,000 bbl/d of SCO with no turnaround necessary.
2023 Production Guidance
▪The Company is targeting strong year over year production growth of approximately 56,000 BOE/d, or 4%, over targeted 2022 levels, based on the midpoint of our 2023 production guidance range of approximately 1,330,000 BOE/d to 1,374,000 BOE/d.
•Our 2023 targeted production mix is balanced, consisting of approximately 44% of high value light and synthetic crude oil, 29% bitumen and heavy crude oil and 27% natural gas, based on the midpoint of our production guidance range.
•Liquids production, including SCO, is targeted to range from 969,000 bbl/d to 1,001,000 bbl/d. The Company's long life low decline production represents approximately 78% of its total targeted liquids production.
◦Thermal and Oil Sands Mining & Upgrading production is targeted to range between 705,000 bbl/d and 729,000 bbl/d, with the midpoint representing a 5% increase over 2022 targeted levels.
◦Conventional E&P liquids production is targeted to range between 264,000 bbl/d and 272,000 bbl/d, with the midpoint representing a 4% increase over 2022 targeted levels.
•Natural gas production is targeted to range between 2,170 MMcf/d to 2,242 MMcf/d, with the midpoint representing a 5% increase over 2022 targeted levels.
◦Based on the midpoint of the Company's 2023 production guidance, Canadian Natural's diversified natural gas sales points maximizes netbacks through the export of approximately 36% of its natural gas production to North American markets outside of AECO and sold internationally, the equivalent use of approximately 36% of its natural gas production in its operations and the remaining 28% sold at AECO/Station 2 pricing.
Daily Production Volumes

(before royalties)	2022 Forecast	2023 Budget
Natural gas (MMcf/d)	2,112	2,170 – 2,242
Conventional E&P Crude Oil & NGLs (Mbbl/d)	258	264 – 272
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)(1)	685	705 – 729
Total Liquids (Mbbl/d)	943	969 – 1,001
Total MBOE/d	1,296	1,330 – 1,374
(1)Reflects planned downtime for turnaround activities at Horizon, Scotford and Canadian Natural’s 70% ownership in the AOSP.
Note: Rounded to the nearest 1,000 bbl/d. See Advisory for cautionary statements, definitions, pricing assumptions and Non-GAAP and other financial measure disclosure.
2023 Net Capital Expenditures

($ millions)	Base	Strategic Growth	Total
Conventional E&P (excluding Thermal)	$2,040	$75	$2,115
Thermal In Situ	$375	$510	$885
Oil Sands Mining & Upgrading	$1,345	$435	$1,780
Abandonment & Reclamation	$430	$—	$430
Total	$4,190	$1,020	$5,210

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Webcast
This press release will be accompanied by a webcast of Canadian Natural's Institutional Investor Open House, where the Company will discuss its strategy, ESG performance, asset overview, 2023 budget and financial strength that when combined maximizes shareholder value.
The webcast will take place on Wednesday, November 30, 2022 at 7:00MT/9:00ET with details available on the Company's webpage, www.cnrl.com. The presentation will be available for download on Canadian Natural's website shortly before the live presentations begin.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

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ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, income tax expenses, and other targets provided throughout this press release and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), the Athabasca Oil Sands Project ("AOSP"), the Primrose thermal oil projects, the Pelican Lake water and polymer flood projects, the Kirby Thermal Oil Sands Project, the Jackfish Thermal Oil Sands Project and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the timing and impact of the Pathways Alliance ("Pathways") initiative, government support for Pathways and the ability to achieve net zero emissions from oil production, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.
In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of effects of the novel coronavirus ("COVID-19") pandemic, the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+") and rising inflation rates) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil and natural gas and NGLs prices including due to actions of OPEC+ taken in response to COVID-19 or otherwise; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company's and its subsidiaries' ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company's bitumen

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products; availability and cost of financing; the Company's and its subsidiaries' success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; and other circumstances affecting revenues and expenses.
The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this press release or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this press release or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Currency, Financial Information and Production
This press release should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") for the three and nine months ended September 30, 2022 and the Company's MD&A and audited consolidated financial statements for the year ended December 31, 2021. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements for the three and nine months ended September 30, 2022 and the Company's MD&A have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout the Company's MD&A on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of the Company's MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
The following discussion and analysis refers primarily to the Company's financial results for the three and nine months ended September 30, 2022 in relation to the comparable periods in 2021 and the second quarter of 2022. The accompanying tables form an integral part of the Company's MD&A. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A dated November 2, 2022.

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Special Note Regarding non-GAAP and Other Financial Measures
This press release includes references to non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this press release, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and nine months ended September 30, 2022, dated November 2, 2022.
Free Cash Flow
Free cash flow is a non-GAAP financial measure that represents adjusted funds flow adjusted for base capital expenditures and dividends on common shares. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay debt.

	Three Months Ended			Nine Months Ended

($ millions)	Sep 30 2022	Jun 30 2022	Sep 30 2021	Sep 30 2022	Sep 30 2021
Adjusted funds flow (1)	$5,208	$5,432	$3,634	$15,615	$9,395
Less: Base capital expenditures (2)	996	1,266	881	3,106	2,646
Dividends on common shares	2,532	871	558	4,092	1,667
Free cash flow	$1,680	$3,295	$2,195	$8,417	$5,082
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the “Non-GAAP and Other Financial Measures” section of the Company's MD&A for the three and nine months ended September 30, 2022 dated November 2, 2022.
(2)Item is a component of net capital expenditures. Refer to the "Non-GAAP and Other Financial Measures" section of Company's MD&A for the three and nine months ended September 30, 2022 dated November 2, 2022 for more details on net capital expenditures.
Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
Long-term Debt, net (Net Debt)
Long-term debt, net is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

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